August 9, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs, Assistant Director Patrick Gilmore, Accounting Branch Chief Katherine Wray, Staff Attorney Jennifer Fugario, Staff Accountant
Re:	RealPage, Inc. Registration Statement on Form S-l (File No. 333-166397)
Ladies and Gentlemen:
          As representatives of the several underwriters of the proposed initial public offering by RealPage, Inc. (the “Company”) of up to 15,525,000 shares of common stock of the Company, par value $0.001 per share, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern time on August 11, 2010, or as soon thereafter as is practicable.
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 28, 2010, through the date hereof:
          Preliminary Prospectus dated July 28, 2010:
          A total of 6,000 copies were distributed as follows: 855 copies to institutional investors and 5,145 copies to prospective underwriters, dealers, individuals, rating agencies and others.
          We advise that the underwriters have complied and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC, DEUTSCHE BANK SECURITIES INC. as representatives of the several underwriters
By:	Credit Suisse Securities (USA) LLC

By:	/s/ Steve West
	Name:	Steve West
	Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Richard Hart
	Name:	Richard Hart
	Title:	Managing Director